Robin Sosnow, Esq., Managing Attorney 20 W 20th Street, Suite 504 New York, NY 10011 OFFICE: 646-543-6061 | CELL: 917-969-2147 EMAIL: robin@jobsactlawyer.com WEB: www.jobsactlawyers.com

October 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:	Nasreen Mohammed
Joel Parker
Jenna Hough
Mara Ransom

Re:	Gin & Luck Inc.
Draft Offering Statement on Form 1-A
Submitted on August 28, 2024
CIK 0001748169

Dear Ladies and Gentlemen:

On behalf of Gin & luck Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 25, 2024, relating to the Company’s Offering Statement on Form 1-A (CIK No. 0001748169) filed with the Commission on August 28, 2024 (the “Offering Statement”). We appreciate the opportunity to respond to your comments.

The Company is concurrently filing via EDGAR Amendment No. 1 of the Offering Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1. References to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

1

RISKS RELATED TO THIS OFFERING AND OUR SECURITIES

There is no guarantee of a return on an Investor’s investment, page 9

1.Revise to acknowledge, as you indicate elsewhere, you do not anticipate paying dividends in the foreseeable future and there is no market for your securities, which means that there is currently no mechanism available for your investors to achieve a return on this investment. Advise investors, if true, that they should be prepared to hold on to their investment indefinitely. In this regard, your risk factor entitled “The price for our Series C-1 Preferred Stock may be volatile” seems inapplicable to you.

RESPONSE TO COMMENT 1:

In response to the Staff's comment, the Company has revised the offering circular and has removed the risk factor entitled “The price for our Series C-1 Preferred Stock may be volatile.” The Company notes that the investors have been advised in the “Plan of Distribution - Plan of Distribution” section that they should be prepared to hold their shares indefinitely.

Investors will grant a third-party proxy broad power and authority to act on their behalf, page 11

2.Revise your risk factor disclosure to elaborate upon the risks of this feature, including that such shareholders are not entitled to exercise discretion with respect how they vote on matters outlined in Voting Agreement. Revise to state whether this feature also applies to your other classes of Preferred Stock and, if so, to what extent it functionally gives voting control to your CEO on all matters outlined in the Voting Agreement. If the proxy granted to your CEO to vote such shares has not been tested in a court of law, please revise to state as much.

RESPONSE TO COMMENT 2:

In response to the Staff's comment, the Company has updated its disclosure to elaborate on the risks associated with the proxy voting feature. Specifically, the revised risk factor clarifies that investors in the Series C-1 Preferred Stock will grant the Company's President broad authority to vote their shares in specific situations, namely if investors fail to vote or vote inconsistently with the Voting Agreement. The revised disclosure further states that this proxy feature is also applicable to holders of Series B Preferred Stock, Series C-1 Preferred Stock, and Series C-2 Preferred Stock, thereby detailing the extent to which voting control may be functionally granted to the Company's CEO. Moreover, the revised risk factor clarifies that these proxy arrangements may limit investor discretion on significant matters, including governance and other critical company decisions. Additionally, the disclosure now explicitly acknowledges that the enforceability of the proxy arrangements, and specifically the President's and CEO's voting authority, has not been tested in a court of law, addressing the legal uncertainty associated with these proxies.

Future fundraising may affect the rights of Investors, page 12

3.Revise to acknowledge your recent and/or concurrent Crowdfunding offering (Form C) and Regulation D offering (Form D), which also appear to be offerings of Series C-1 Preferred Stock, and the amounts you have raised or are seeking to raise in those offerings.

RESPONSE TO COMMENT 3:

In response to the SEC's comment, the Company submits that to date, the Company has raised $1,170,668.52 net of transaction fees in the first Regulation CF offering, which has terminated, $337,862.50 net of transaction fees in the second Regulation CF offering, which has terminated and is in the process of conducting a final closing, and $518,622.26 net of transaction fees in the Regulation D offering, which is ongoing. The Company intends to terminate the Regulation D offering upon the earlier of reaching its maximum offering amount or the qualification of this Regulation A offering. As a result, the risk factor disclosure remains unchanged due to these planned terminations, as the risk factor exclusively addresses future events. Additionally, the number of Series C-1 Preferred Stock issued and outstanding will continue to be updated with each Form 1-A amendment, as provided today, until the Reg D offering is terminated. For further details, please refer to “SUMMARY - The Offering - Shares outstanding before the Offering.”

2

Principal Products and Services, page 24

4.In your discussion of “Brick & Mortar,” you discuss financial performance of your branded locations by reference to “periods,” “YTD” and “last period,” which seems to suggest that you are disclosing 2024 results, however, your disclosure is unclear as to what financial period these disclosures represent. Revise to clarify these references and provide comparable 2023 financial information, to the extent you continue to compare periods. Remove references to “projected” revenues for fiscal year 2023, considering you have audited historical results for such period.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised its disclosure in the offering circular in the section “Principal Products and Services – Brick & Mortar” in which all references to projected revenue for fiscal year 2023 have been removed.

Results of Operations, page 31

5.Please address the following in your year to year analysis of the results from operations:

•	You cite YTD revenue information throughout the bar and restaurant revenue analysis. Tell us what this represents and how it relates to Fiscal 2023 and 2022.

•	Tell us why you refer to “projected” Fiscal 2023 revenue.

•	Provide an analysis for cost of net revenues and other income(expense).

RESPONSE TO COMMENT 5:

(i)	In response to the Staff’s comment, the Company has updated its disclosure with audited results of Fiscal Year 2023 revenue amounts and removed references to YTD revenue.

(ii)	In response to the Staff’s comment, the Company has updated its disclosure with audited results of Fiscal Year 2023 revenue amounts and removed references to projected Fiscal Year 2023 revenue.

(iii)	In response to the Staff’s comment, the Company has updated its disclosure with respect to the cost of net revenues and other income (expense).

Security Ownership of Management and Certain Securityholders, page 38

6.Tell us why the proxies you have historically granted to your CEO with respect to at least your Series B-1 and C-1 Preferred Stock issued in prior Regulation A and other offerings are not reflected in the beneficial ownership table, consistent with Rule 13d-3, or revise to include such information.

RESPONSE TO COMMENT 6:

In response to the Staff's comment, the Company respectfully submits that it has assessed Rule 13d-3 of the Exchange Act and determined that the Company is consistent with Rule 13d-3 in its decision to not reflect the proxies that the Company historically granted the CEO in the beneficial ownership table. The proxies granted to David Kaplan, as CEO or President, as applicable, have not been reflected in the beneficial ownership table because we are of the understanding that Mr. Kaplan is not the beneficial owner of those securities under Rule 13d-3 of the Exchange Act. The proxies granted do not provide Mr. Kaplan with the ability to act, or influence the voting of the securities, in accordance with his own judgment. He holds no discretion over the voting power. Rather, the proxies explicitly and contractually obligate and direct Mr. Kaplan to vote the respective securities: (i) in the case of the Series C-1 Preferred Stock proxy, in line with the majority of the class or series voting on such matter, as applicable, in accordance with the terms of the applicable subscription agreement; and (ii) in the case of the Series B Preferred Stock's limited proxy, in favor of the action, in accordance with the terms of the Second Amended and Restated Voting Agreement.

3

Our interpretation of beneficial ownership is in accordance with S.E.C. v. Drexel Burnham Lambert, Inc., 837 F.Supp. 587, 607 (S.D.N.Y.1993), which states that an inquiry into beneficial ownership arising from arrangements, relationships, devices, or contracts “focuses on any relationship that, as a factual matter, confers on a person a significant ability to affect how voting power or investment power will be exercised, because it is primarily designed to ensure timely disclosure of market-sensitive data about changes in the identity of those who are able, as a practicable matter, to influence the use of that power.” In our case, Mr. Kaplan, in his capacity as proxy holder, does not possess any independent discretion or significant ability to affect how the voting power will be exercised or influenced with respect to underlying securities subject to the proxies. Therefore, such securities implicated under the proxies are not included in Mr. Kaplan's amount and percentage represented in the beneficial ownership table.

Securities Being Offered, page 40

7.Please amend your offering circular to disclose the conversation ratio, namely 1:1, that is available to holders of the Series C-1 preferred stock, rather than directing them to the ratio contained in the Articles of Incorporation. Make consistent revisions on your offering circular cover page.

RESPONSE TO COMMENT 7:

In response to the Staff's comment, the Company has updated its disclosures throughout the offering circular to identify the initial conversion ratio of the Series C-1 Preferred Stock to Class A Common Stock as 1:1, subject to adjustment for stock splits, stock dividends, or other events as provided in the Second Amended and Restated Certificate of Incorporation. Please refer to the cover page and the section “Securities Being Offered - Preferred Stock - Conversion Rights - Series C-1 Preferred Stock.”

Independent Auditors' Report, page F-2

8.Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Gin & Luck, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A

RESPONSE TO COMMENT 8:

In response to the Staff's comment, the Company's auditor revised their report to comply with the requirements of Article 2 of Regulation S-X. Please refer to the revised audited financial statements, which now clearly state that the auditors are independent with respect to Gin & Luck, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission.

Consolidated Statements of Cash Flows, page F-7

9.Please tell us what the $1.68 million of warrants issued in connection with loan extensions represents and revise your disclosure as necessary.

RESPONSE TO COMMENT 9:

In response to the Staff's comment, the Company has revised the disclosure. Please refer to the revised audited statements of cash flows, wherein the $1.68 million of warrants issued in connection with loan extensions line item has been removed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of Significant Accounting Policies, page F-9

10.Your accounts receivable balance was $1,373,430 and $1,395,060 as of December 31, 2023 and 2022, respectively. Also, your allowance for expected credit losses decreased to $13,985 from $30,191 during the year ended December 31, 2023. You state revenues consist of sales directly to customers with payment at time of purchase. Please explain the contractual and customary payment terms of your accounts receivables and why your accounts receivables continue to represent approximately 10% of revenues for the past two years.

4

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the Company provides the following explanation regarding the Company’s accounts receivables (AR). The audited 2023 and 2022 financial statements were prepared for the Gin & Luck Inc. organization. Therefore, audited balance sheet and profit & loss statements include operations from all open Death & Co locations as well as Gin & Luck’s consulting projects, licensing fees, retail sales, and investments in future locations, including, but not limited to: Municipal Grand Hotel, Close Company Atlanta, Close Company Nashville, and Death & Co Seattle.

The largest portion of the consolidated AR balances are Employee Retention Credit (ERC) 2020 and ERC 2021 receipts. Fiscal Year 2022 AR ERC balance is $860,641.36, or 61.7% of the total AR balance where $693,967.67 belongs to Death & Co bars. Fiscal Year 2023 AR ERC balance is $761,796, or 55.5% of the total AR balance, where $632,397.81 belongs to Death & Co bars. As of October 1, 2024, the Company is still awaiting receipt of funds from the Internal Revenue Service.

The other AR balances include the following components:

•	The Ramble Hotel Room Event Sales Commission. The Ramble Hotel Room accounted for an event sales commission totaling $194,650 (14% of the total AR balance) in Fiscal Year 2022, and $119,832 (9.4% of the total AR balance) in Fiscal Years 2023.

•	Pending Merchant Service Deposits. With 90% of Death & Co customers using debit and credit cards for transactions, pending merchant service deposits amounted to $144,474 (10.4% of the total AR balance) in Fiscal Year 2022, and $206,052 (15% of the total AR Balance) in Fiscal Year 2023.

•	Pending Sale of Gin & Luck Maine. In Fiscal Year 2023, Gin & Luck Maine, the Danforth location, was awaiting $125,000 from the sale of the business, representing 9.1% of the total AR balance.

GENERAL

11.The Series C-1 Preferred Stock Subscription Agreement filed as Exhibit 4.1 includes the following disclaimer: “In making an investment decision, investors must rely on their own examination of the company and the terms of this offering, including the merits and the risks involved. Each prospective investor should consult investor’s own counsel, accountants and other professional advisors as to investment, legal, tax and other related matters concerning investor’s proposed investment.” Note that it is not appropriate to state or imply that investors cannot rely on the disclosure in the Offering Circular or the Series C-1 Preferred Stock Subscription Agreement. Please revise or remove this disclaimer.

RESPONSE TO COMMENT 11:

In response to the Staff's comment, the Company has revised the language in the Subscription Agreement to ensure compliance with regulatory expectations.

12.Please revise the disclosure in your offering circular to describe the exclusive forum provision in the Subscription Agreement that will be used in this offering, including the extent to which the provision applies to claims under the federal securities law. Clarify whether claims under the Securities Act must be brought in Delaware federal courts. Also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE TO COMMENT 12:

In response to the Staff's comment, the Company has revised the offering circular and the Subscription Agreement accordingly. Please refer to the revised disclosures in the offering circular including: (1) the addition of a new clarifying risk factor (“The exclusive forum provision in the Subscription Agreement may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.”); (2) Plan of Distribution - Forum Selection Provision; and (3) Securities Being Offered - General - Preferred Stock - Forum Selection Provision. Please note that the Subscription Agreement also has been revised to state that “nothing in this paragraph shall be construed to be applicable to any action arising under the federal securities laws.”

5

13.Revise the disclosure in your offering circular to also describe the waiver of a right to jury trial and arbitration provisions in the Subscription Agreement that will be used in this offering, including the extent to which the provisions apply to claims under the federal securities law. The provision in the Subscription Agreement itself should clearly state that it does not apply to claims under the federal securities laws, if true. Also state that there is uncertainty as to whether a court would enforce such provision and discuss any impacts of limitations on claims arising under other applicable state or federal laws.

RESPONSE TO COMMENT 13:

In response to the Staff's comment, the Company notes that the jury trial waiver and arbitration provisions have been stricken from the Subscription Agreement.

14.It appears the entirety of the TA Agreement (Exhibit 6.1) and Regulation A Services Agreement (Exhibit 6.2) with Dealmaker have not been filed. Please advise or reconcile so that the entirety of the agreement is filed as an exhibit.

RESPONSE TO COMMENT 14:

In response to the Staff's comment, the Company has reconciled Exhibits 6.1 and 6.2 so that the exhibits are filed in its entirety.

15.Ensure that your investment platform at “invest.deathandcompany.com” accurately portrays your current results and operations. For example, the following references are unclear to us:

•	Explain your statement that “[y]our four brick-and-mortar bars are doing tens of millions in revenue, all profitable” when your financial statements indicate otherwise;

•	You refer to your “fully-funded hotel project” where you discuss your Midnight Auteur Hotel joint venture however, considering you are seeking to raise proceeds for this project in this offering, the reference to “fully-funded” is unclear;

•	Explain what you mean when you say that “[t]he demand for [y]our brands is such that landlords are willing to subsidize 80% to 100% of total opening costs*” and how the “subsidy” is reflected in your leasing arrangements and your financial statements; and

•	Clarify whether or not the individuals highlighted in the section that refers to “Investors who believe” have actually made investments in your company.

Confirm that if you use a similar deck or page to provide information to investors, you will file this information as “test the waters” materials, pursuant to Item 17.13 of Form 1- A.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff's comment and understands the concerns expressed therein. Yet, the Company respectfully submits that “invest.deathandcompany.com” is not a page relating to this Regulation A offering nor is it a solicitation of interest. The page was used in connection with a Regulation Crowdfunding offering that closed on September 27, 2024. If a similar deck or page were to be developed to provide information to prospective investors in the Regulation A offering, this information would be filed as “test the waters” materials pursuant to Item 17.13 of Form 1-A.

16.Tell us the basis for your belief that you have filed all the reports you were required to file, if any, pursuant to Rule 257 during the two years immediately before the filing of this offering statement, consistent with Rule 251(b)(7) of Regulation A. In this regard, it appears that the most recent periodic report you filed was your Form 1-SA for the period ended June 30, 2022 and no additional periodic reports were filed for the reporting periods that succeeded such report and before the Form 1-Z that was filed on April 28, 2023.

RESPONSE TO COMMENT 16:

In response to the Staff's comment, the Company submits that its former securities counsel advised that the Company's next period filing would have been the Form 1-K for the fiscal year ended December 31, 2022. This filing would have been due 120 calendar days after fiscal year end, which was Monday, May 1, 2023. This deadline was subsequent to the date the Form 1-Z was filed, which was April 28, 2023.

*****

6

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to contact me at 917-969-2147.

Respectfully,

/s/ Robin Sosnow
Robin Sosnow, Esq.

Sosnow & Associates PLLC

7